Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2008

Mr. Michael J. Sullivan
Vice President of Finance
Avicena Group Inc..
7 Bulfinch Place, 3rd Floor
P.O. Box 8310
Boston, MA 02114

Re: Avicena Group, Inc.
         Form 10-KSB for the Fiscal Year Ended December 31, 2006
         Filed on May 11, 2007
         Form 10-QSB for Quarterly Period Ended September 30, 2007
         Filed on November 19, 2007
         File No. 000-51610

Dear Mr. Sullivan:

        We have completed our review of your Forms 10-KSB and 10-QSB and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief